FORM 51-102F3
MATERIAL CHANGE REPORT

1 Name and Address of Company:

Enerflex Ltd. ("**Enerflex**" or the “**Company**”)
904 -1331 Macleod Trail S.E.
Calgary, Alberta T2G 0K3

2 Date of Material Change:

October 13, 2026.

3 News Release:

A news release disclosing the material summarized in this material change report regarding the award to Enerflex of a major Engineered Systems project in which the Company has been contracted to design, engineer, fabricate, and assemble over one gigawatt of low emission behind-the-meter natural gas-fired power generation units for a large-scale North American data center development. The news release was disseminated through the facilities of Globe Newswire and filed on SEDAR Plus and Edgar under the electronic profile of the Company.

4 Summary of Material Change:

On October 13, 2026, Enerflex announced the award of a major Engineered Systems (“ES”) project. The Company has been contracted to design, engineer, fabricate, and assemble over one gigawatt of low emission behind-the-meter natural gas-fired power generation units for a large-scale North American data center development.

5 Full Description of Material Change:

5.1 Full Description of Material Change

On October 13, 2026, Enerflex announced the award of a major ES project. The Company has been contracted to design, engineer, fabricate, and assemble over one gigawatt of low emission behind-the-meter natural gas-fired power generation units for a large-scale North American data center development. Combined with additional project awards, including approximately 450 megawatts announced on October 1, 2026, Enerflex’s backlog of behind-the-meter natural gas-fired power generation now exceeds 1.75 gigawatts, with deliveries extending through 2028.

The projects will be executed through Enerflex's North American manufacturing operations. To support the execution of the Company’s behind-the-meter natural gas-fired power generation backlog and expected growth across Enerflex’s core markets, the Company is investing in expanding the capabilities of its ES business line. As previously announced, Enerflex has authorized approximately $100 million of investments in its ES facilities and capabilities, $15 million of which is included in Enerflex’s capital expenditure guidance for 2026. These investments, combined with on-going initiatives to enhance collaboration, leverage scale, improve operational efficiency, and solidify capabilities, are expected to significantly increase revenue capacity of Enerflex’s ES business line.

Beyond the initial equipment scope, the Company’s backlog of low-emission behind-the-meter natural gas-fired power generation units provides opportunities for future commissioning, installation, and after-market services support including digital solutions with Enerflex’s ReliaCore™

Asset Performance Management ecosystem, aligning with Enerflex's commercial initiatives to support the full lifecycle requirements of behind-the-meter power generation development.

5.2 Disclosure for Restructuring Transaction

N/A.

6 Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A.

7 Omitted Information:

N/A.

8 Executive Officer:

For further information, contact Mr. David Izett, Senior Vice President and General Counsel, by telephone at +1.403.236.6874.

9 Date of Report:

October 13, 2026.